Exhibit 12


		                 CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
			                        (Thousands of Dollars)


			                            	Three Months Ending    Nine Months Ending
                            				   September 30,          September 30,
	                             		-------------------    ------------------
	                            			    (Unaudited)           (Unaudited)

                           				    1995       1994       1995      1994
				                               ----       ----       ----      ----
Net income                      $ 29,593   $ 24,564   $ 76,083  $ 73,344

Capitalized interest                (230)       (31)      (345)     (102)

Income tax provision              16,405     14,921     45,276    44,093
                            				 -------    -------    -------   -------
Subtotal                          45,768     39,454    121,014   117,335

Fixed charges
   Interest charges                6,109      5,641     17,464    16,283
   Interest factor of operating
     rents                           531        320      1,686     1,048
                             			 -------    -------    -------   -------
Total fixed charges                6,640      5,961     19,150    17,331
                            				 -------    -------    -------   -------
Earnings, as adjusted           $ 52,408   $ 45,415   $140,164  $134,666
				                             =======    =======    =======   =======
Ratio of earnings to fixed
   charges                          7.89       7.62       7.32      7.77

















NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.